

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2018

Mail Stop 4631

<u>Via E-mail</u>
Timothy J. FitzGerald
Chief Financial Officer
1400 Toastmaster Drive
Elgin, Illinois 60120

> **Re:** **The Middleby Corporation**
> **Form 10-K for Fiscal Year Ended December 30, 2017**
> **Filed February 28, 2018**
> **File No. 1-09973**

Dear Mr. FitzGerald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 30, 2017</u>

<u>Management's Discussion and Analysis and Results of Operations, page 23</u>

<u>Critical Accounting Policies and Estimates, page 34</u>

1. We note that you recorded an impairment charge related to the Viking tradename within the Residential Kitchen Equipment Group primarily due to weaker than expected revenue performance in the current year and a corresponding reduction of future revenue expectations, as well as a decline in revenues attributable, in part, to the 2015 Viking product recall.   In order to provide information for investors to assess the probability of future goodwill impairment charges, and with specific emphasis related to your Residential Kitchen operating segment, please expand your disclosures to address the following:

   • Define the reporting unit level at which you test goodwill for impairment;

- Clarify whether your most recent goodwill impairment test was a qualitative or quantitative assessment and explain the factors you considered in making that determination;
- To the extent you performed quantitative assessments, disclose, if accurate, that the estimated fair values of the reporting units you tested substantially exceeded their carrying values. Otherwise, for any reporting unit whose estimated fair value did not substantially exceed its carrying value, provide the following additional disclosures:

  o The percentage by which fair value exceeded carrying value at the date of the most recent step one test;
  o The amount of goodwill allocated to the reporting unit;
  o A detailed description of the methods and key assumptions used and how the key assumptions were determined;
  o A discussion of the degree of uncertainty associated with the key assumptions; and
  o A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960.

2. We note that the impairment charge related to the Viking tradename appears to have been recorded in your fourth quarter of fiscal year 2017 without any prior forewarning of potential impairment related to this asset. Please revise your discussion of your indefinite-lived intangible assets to address any trademarks or tradenames whose fair values are not substantially in excess of their carrying values. Address any material uncertainty associated with those assets, and address the degree of uncertainty associated with the key assumptions used to determine their fair value.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien

Branch Chief
Office of Manufacturing and
Construction